UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

First Quarter 2026 Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us,” and “our” are to Materialise NV and its subsidiaries.

First Quarter 2026 Financial Results

Total revenue for the first quarter of 2026 was stable at 66,276 kEUR from 66,379 kEUR for the first quarter of 2025.

Revenue from our Materialise Medical segment increased 6.7% to 33,165 kEUR for the first quarter of 2026 compared to 31,078 kEUR for the same period in 2025.

Revenue from our Materialise Software segment decreased 1.4% to 9,641 kEUR for the first quarter of 2026 from 9,775 kEUR for the same quarter last year.

Revenue from our Materialise Manufacturing segment decreased 8.1% to 23,470 kEUR for the first quarter of 2026 from 25,526 kEUR for the first quarter of 2025.

Gross profit increased 3.2% to 37,894 kEUR compared to 36,724 kEUR for the same period last year. Gross profit as a percentage of revenue increased to 57.2% compared to 55.3% for the first quarter of 2025.

Research and development (“R&D”), sales and marketing (“S&M”), and general and administrative (“G&A”) expenses remained stable, in the aggregate, at 36,713 kEUR for the first quarter of 2026 from 36,510 kEUR for the first quarter of 2025.

Net other operating income was 909 kEUR compared to 360 kEUR for the first quarter of 2025.

The operating result increased to 2,090 kEUR in the first quarter of 2026 compared to 574 kEUR for the first quarter of 2025.

Net financial result was 392 kEUR for the first quarter of 2026, compared to (875) kEUR for the first quarter of 2025.

The first quarter of 2026 contained net tax expenses of (662) kEUR, compared to net tax expenses of (234) kEUR in the first quarter of 2025

As a result of the above, net profit for the first quarter of 2026 increased to 1,820 kEUR, compared to a net loss of (535) kEUR for the same period in 2025. Total comprehensive income for the first quarter of 2026, which includes exchange differences on translation of foreign operations, was 2,374 kEUR compared to (30) kEUR for the 2025 period.

At March 31, 2026, we had cash and cash equivalents of 132,952 kEUR compared to 133,918 kEUR at December 31, 2025. Gross debt amounted to 60,126 kEUR, compared to 63,113 kEUR at December 31, 2025. As a result, our net cash position increased by 2,021 kEUR to 72,826 kEUR. At the end of the first quarter of 2026 Materialise had bought back 511,513 own shares for a total amount (excluding transaction cost) of 2,308 kEUR (2,722 kUSD) under the previously announced share buy-back program.

Cash flow from operating activities for the first quarter of 2026 was 6,914 kEUR. Total cash out from capital expenditures for the first quarter of 2026 amounted to 1,470 kEUR resulting in a positive free cash flow.

Net shareholders’ equity at March 31, 2026 was 255,595 kEUR compared to 255,482 kEUR at December 31, 2025.

Adjusted EBITDA for the first quarter of 2026 increased to 8,049 kEUR compared to 6,147 kEUR for the 2025 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the first quarter of 2026 was 3.7%, compared to 1.0% for the first quarter of 2025.

Adjusted EBITDA from our Materialise Medical segment increased 2.1% to 9,235 kEUR for the first quarter of 2026 compared to 9,047 kEUR, while the Adjusted EBITDA margin for the segment (segment Adjusted EBITDA divided by segment revenue) was 27.8% compared to 29.1% for the first quarter of 2025.

Adjusted EBITDA from our Materialise Software segment increased 87.4% to 1,123 kEUR from 599 kEUR, while the Adjusted EBITDA margin for the segment increased to 11.6%, compared to 6.1% for the prior-year period.

Adjusted EBITDA from our Materialise Manufacturing segment increased to 281 kEUR compared to (377) kEUR, while the Adjusted EBITDA margin for the segment increased to 1.2% compared to (1.5)% for the first quarter of 2025.

Transfer of Eyewear Business

Subequent to March 31, 2026, Materialise reached an agreement to transfer its eyewear business to the business’s management team, and will retain a minority stake in the newly formed eyewear company. The Company expects to recognize impairment charges in the second quarter of 2026 related to the transaction.

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance, including for purposes of monitoring compliance with financial covenants, supporting discussions with financing institutions, and meeting reporting requirements to our banks. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition expenses related to business combinations or divestiture-related expenses, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA and segment Adjusted EBITDA margin to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1498, the reference rate of the European Central Bank on March 31, 2026.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

Consolidated income statements (Unaudited)

	for the three months ended March 31,
In '000	2026	2026	2025
	U.S.$	€	€
Revenue	76,204	66,276	66,379
Cost of Sales	(32,634)	(28,383)	(29,654)
Gross Profit	43,570	37,894	36,724
Gross profit as % of revenue	57.2%	57.2%	55.3%

Research and development expenses	(13,671)	(11,890)	(11,414)
Sales and marketing expenses	(17,748)	(15,435)	(15,071)
General and administrative expenses	(10,793)	(9,387)	(10,025)
Net other operating income (expenses)	1,045	909	360
Operating (loss) profit	2,403	2,090	574

Financial expenses	(804)	(700)	(2,772)
Financial income	1,256	1,092	1,897
(Loss) profit before taxes	2,855	2,483	(301)

Income Taxes	(762)	(662)	(234)
Net (loss) profit for the period	2,093	1,820	(535)
Net (loss) profit attributable to:
The owners of the parent	2,093	1,820	(533)
Non-controlling interest	-	-	(2)

Earning per share attributable to owners of the parent
Basic	0.04	0.03	(0.01)
Diluted	0.04	0.03	(0.01)

Weighted average basic shares outstanding	58,865	58,865	59,067
Weighted average diluted shares outstanding	58,865	58,865	59,067

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended March 31,
In 000€	2026	2026	2025
	U.S.$	€	€
Net profit (loss) for the period	2,093	1,820	(535)
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	637	554	505
Non-recycling
Fair value adjustments through OCI	-	-	-
Other comprehensive income (loss), net of taxes	637	554	505
Total comprehensive income (loss) for the year, net of taxes	2,730	2,374	(30)
Total comprehensive income (loss) attributable to:
The owners of the parent	2,733	2,377	(32)
Non-controlling interests	(3)	(3)	1

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000€	2026	2025
Assets
Non-current assets
Goodwill	43,171	43,161
Intangible assets	24,589	25,639
Property, plant & equipment	111,635	112,854
Right-of-Use assets	5,774	5,429
Deferred tax assets	3,834	3,971
Other non-current assets	5,249	5,983
Total non-current assets	194,253	197,038
Current assets
Inventories	16,753	14,904
Trade receivables	55,462	54,938
Other current assets	14,924	15,533
Cash and cash equivalents	132,952	133,918
Assets held for sale	4,183	4,314
Total current assets	224,274	223,607
Total assets	418,527	420,646

	As of March 31,	As of December 31,
In 000€	2026	2025
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	203,895	203,895
Treasury Shares	(2,308)	-
Retained earnings and other reserves	49,604	47,180
Equity attributable to the owners of the parent	255,678	255,562
Non-controlling interest	(83)	(80)
Total equity	255,595	255,482
Non-current liabilities
Loans & borrowings	47,190	49,726
Lease liabilities	3,299	3,063
Deferred tax liabilities	2,566	2,660
Deferred income	16,845	17,344
Other non-current liabilities	321	486
Total non-current liabilities	70,221	73,280
Current liabilities
Loans & borrowings	6,824	7,759
Lease liabilities	2,813	2,565
Trade payables	19,783	20,125
Tax payables	869	748
Deferred income	44,165	43,523
Other current liabilities	18,088	16,362
Liabilities held for sale	168	802
Total current liabilities	92,711	91,884
Total equity and liabilities	418,527	420,646

Consolidated statement of cash flows (Unaudited)

	for the three months ended March 31,
In 000€	2026	2025
Operating activities
Net (loss) profit for the period	1,820	(535)
Non-cash and operational adjustments	5,820	6,994
Depreciation of property plant & equipment	3,999	3,854
Amortization of intangible assets	1,651	1,631
Share-based payment expense	56	72
Loss (gain) on disposal of intangible assets and property, plant & equipment	(54)	21
Government grants	(112)	-
Movement in provisions	(156)	18
Movement reserve for bad debt and slow moving inventory	196	243
Financial income	(1,111)	(1,834)
Financial expense	722	2,763
Impact of foreign currencies	(34)	(2)
(Deferred) income taxes	663	228
Working capital adjustments	(1,693)	3,763
Decrease (increase) in trade receivables and other receivables	50	4,487
Decrease (increase) in inventories and contracts in progress	(1,933)	948
Increase (decrease) in deferred revenue	71	1,868
Increase (decrease) in trade payables and other payables	119	(3,539)
Income tax paid	326	(1,140)
Interest received	640	631
Net cash flow from operating activities	6,914	9,713

	for the three months ended March 31,
In 000€	2026	2025
Investing activities
Purchase of property, plant & equipment	(969)	(1,400)
Purchase of intangible assets	(501)	(432)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	70	75
Capital government grants received	229	-
Net cash flow used in investing activities	(1,171)	(1,757)
Financing activities
Repayment of loans & borrowings	(3,459)	(4,472)
Repayment of leases	(751)	(815)
Interest paid	(473)	(235)
Other financial income (expense)	19	(310)
Repurchase of treasury shares	(2,317)	-
Net cash flow from (used in) financing activities	(6,982)	(5,832)
Net increase/(decrease) of cash & cash equivalents	(1,238)	2,123
Cash & Cash equivalents at the beginning of the year	133,918	102,304
Exchange rate differences on cash & cash equivalents	329	(247)
Cash & cash equivalents at end of the period	133,009	104,180

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2026	2025
Net profit (loss) for the period	1,820	(535)
Income taxes	662	234
Financial expenses	700	2,772
Financial income	(1,092)	(1,897)
Depreciation and amortization	5,578	5,501
EBITDA	7,669	6,075
Share-based compensation expense (1)	56	72
Restructuring and corporate initiatives (2)	257	-
Impairments (3)	67	-
Adjusted EBITDA	8,049	6,147

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3) Impairments represent the impairment of tangible and intangible assets of RapidFit NV resulting from the asset transfer to its management.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended March 31,
In 000€	2026	2025
Net profit (loss) for the period	1,820	(535)
Income taxes	662	234
Financial expenses	700	2,772
Financial income	(1,092)	(1,897)
EBIT	2,090	574
Share-based compensation expense (1)	56	72
Restructuring and corporate initiatives (2)	257	-
Impairments (3)	67	-
Adjusted EBIT	2,470	646

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3) Impairments represent the impairment of tangible and intangible assets of RapidFit NV resulting from the asset transfer to its management.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended March 31, 2026
Revenues	33,165	9,641	23,470	66,276	0	66,276
Segment (adj) EBITDA	9,235	1,123	281	10,638	(2,589)	8,049
Segment (adj) EBITDA %	27.8%	11.6%	1.2%	16.1%		12.1%
For the three months ended March 31, 2025
Revenues	31,078	9,775	25,526	66,379	0	66,379
Segment (adj) EBITDA	9,047	599	(377)	9,269	(3,122)	6,147
Segment (adj) EBITDA %	29.1%	6.1%	-1.5%	14.0%		9.3%

(1) Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition expenses related to business combinations or divestiture-related expenses, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments .

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2026	2025
Net profit (loss) for the period	1,820	(535)
Income taxes	662	234
Financial expenses	700	2,772
Financial income	(1,092)	(1,897)
Operating (loss) profit	2,090	574
Depreciation and amortization	5,578	5,501
Corporate research and development	878	1,030
Corporate headquarter costs	2,998	2,852
Other operating income (expense)	(974)	(688)
Impairments (1)	67	-
Segment adjusted EBITDA	10,638	9,269

(1) Impairments represent the impairment of tangible and intangible assets of RapidFit NV resulting from the asset transfer to its management.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: May 7, 2026